NEWS RELEASE
TSX Trading Symbol: BZA
FWB Trading Symbol:AB2

AMERICAN BONANZA LISTS ON FRANKFURT EXCHANGE

VANCOUVER, BC – June 26, 2006 – American Bonanza Gold Corp. (TSX: BZA) announced today that its shares were accepted for listing and trading on the Frankfurt Stock Exchange, on Monday, June 19, 2006 under the trading symbol “AB2” and the German Securities No. (WKN) A0D9T5.

"Listing on the Frankfurt Stock Exchange will greatly increase the profile of American Bonanza with both private and institutional investors across Europe," stated Brian Kirwin, President & CEO. "European investors have a substantial appetite for investing in gold exploration and development assets. We believe this new avenue of distribution represents a great opportunity to broaden our shareholder base and increase liquidity."

The Frankfurt Stock Exchange, which offers fully electronic trading facilities, is the largest of eight German stock exchanges. It ranks amongst the NYSE, NASDAQ, and London as one of the world's largest stock exchanges. For more information, on the Frankfurt Stock Exchange visit www.exchange.de.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 100 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

For further information call:

Ascenta Capital Partners Inc.
Attention:	Bruce Korhonen
Toll free	1-866-684-4743 ext. 30
Email	bruce@ascentacapital.com